January 31, 2023

Via EDGAR

Jan Woo and Aliya Ishmukhamedova

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vocodia Holdings Corp
Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 16, 2022
CIK No. 0001880431

Ladies and Gentlemen:

On behalf of Vocodia Holdings Corp (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated January 3, 2023, with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Form S-1/A3”), filed concurrently with the submission of this letter in response to the Staff’s comments. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Form S-1/A3.

Amendment No.2 to Draft Registration Statement on Form S-1

Risk Factors

Our common stocks market price may experience rapid and substantial volatility price fluctuation, page 25

1. Please revise your risk factor in response to prior comment 7 to indicate that there have been recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Further revise to indicate that your common shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your common shares.

Response: In response to this comment, the Company advises the Staff that we have added the additional disclosure requested by the Staff to the applicable risk factor titled, “Our common stock’s market price may experience rapid and substantial volatility price fluctuations,” on page 33 of the Form S-1/A3.

Vocodia Holdings Corp

January 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

2. Please clarify if the DISAs for the alpha and beta testing periods that "ranged from 10 to 72 for each client, depending on the campaign, averaging around 15 per client" were the actual sales ("conversions"). If not, please disclose the total number of paying customers and the number of DISAs sold (conversions) for all periods presented.

Response: In response to this comment, the Company advises the Staff that the DISAs for the alpha and beta testing periods that "ranged from 10 to 72 for each client, depending on the campaign, averaging around 15 per client" were actual sales ("conversions"). The Company required each of these clients to pay for the services that the Company provided. However, the fee for the Company’s services during the testing period was significantly reduced, since each of these clients of the Company were also the Company’s test subjects. The Company has modified the disclosure accordingly in the Form S-1/A3 on page 6 to clarify.

Results of Operations

Fiscal Year December 31, 2021 Compared to Fiscal Year December 30, 2020, page 40

3. Please revise your disclosures to explain the changes in each of the expense categories presented in your income statement as compared to the prior periods presented. Refer to Item 303(b) of Regulation S-K. Ensure you also provide explanations for changes in each revenue and expense line item when you update your financial statements in future filings.

Response: In response to this comment, the Company advises the Staff that it has revised the requested disclosures with regard to each of the expense categories presented in the Company’s income statement. The revised disclosures include: Stock Compensation Expense, Payroll and Related Expenses, Advertising, Depreciation and Amortization and Professional Fees on pages 59 of the Form S-1/A3. The Form S-1/A3 also includes updated financial statements (unaudited) through September 30, 2022, and the required disclosures under Item 303 of Regulation S-K.

Loss on Investments (Other Income), page 41

4. Your disclosure indicates that the $1,176,875 increase was due to losses on prospective investments. Please revise your disclosure to clarify the nature of these prospective investments and the expenses or losses incurred.

Response: In response to this comment, the Company advises the Staff the requested disclosure has been revised to clarify the nature of these prospective investments and the expenses or losses incurred by the Company of $1,176,875 during the respective period in question on pages 49, 53, and 60 of the Form S-1/A3. Please be advised, as described in our additional disclosures, certain losses are due to a return of capital to investors who made investments in a predecessor of the Company.

Vocodia Holdings Corp

January 31, 2023

Financial Statements

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Principles of Combination, page F-8

5.	In your response to prior comment 8 you state that “Mr. Sposato had a controlling interest in Vocodia Holdings Corp., prior to the effective date (August 1, 2022) of the Contribution Agreement, due to Mr. Sposato's common and preferred share ownership. In addition to Mr. Sposato’s common shares, he held 2 million preferred shares, each worth 1,000 common shares, placing Mr. Sposato well within the parameters of a controlling interest holder.” Clarify why you consider these preferred shares to be outstanding voting interests at the effective date of the Contribution Agreement, including when the shares were issued and the specific rights of the holders. Refer to ASC 805-50-20 and ASC 810- 10-15-8. In this regard, we note your disclosure on page 62 that the Articles of Amendment providing the preferred stockholders a 1-to-1000 conversion ratio was dated October 21, 2022. Clarify the specific rights of the preferred shareholders at the effective date of the Contribution Agreement and those granted by this amendment. Please also clarify the percentage of total voting interests held by Mr. Sposato at the effective date of the Contribution Agreement.

Response: In response to this comment, the Company advises the Staff that it has revised the disclosure on page 88 of the Form S-1/A3, to clarify that the only rights that preferred stockholders have which differentiate them from common stockholders are the 1-to-1000 voting rights. The remainder of the rights for both classes of stockholders are the same, outside of the voting rights as noted above. In accordance with the above, together Messrs. Sposato and Podolak both own the same number of shares of the Company’s stock and the same percentage of total voting interests at the effective date of the Contribution Agreement.

6.	In your response to prior comment 8 you state that you are relying on ASC 805-50-45-5 to determine the presentation of comparative financial statements for prior years. As such, clarify why financial statements presented for periods prior to the Contribution Agreement will be labelled “Consolidated.” In this regard, ASC 805-50-45-5 states that “financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information and all adjusted financial statements and financial summaries shall indicate clearly that financial data of previously separate entities are combined.” Clarify why you intend to label these prior periods as Consolidated rather than Combined.

Response: In response to this comment, the Company advises the Staff that it has determined that some of the financial statements were incorrectly labeled as “consolidated”, and we have revised the Form S-1/A3 to label them as “combined”, in accordance with ASC 805-50-45-5.

7.	Revise your disclosures to describe the date and the terms of the Contribution Agreement pursuant to which Click Fish Media, Inc. became a wholly owned subsidiary of Vocodia Holdings Corp. Describe your accounting for this transaction, including the retrospective presentation in your financial statements. Please also, disclose how Mr. Sposato had ownership of a majority voting interest in each entity at the effective date of the Contribution Agreement.

Response: In response to this comment, the Company advises the Staff that the Company acquired 100% ownership in Click Fish Media, Inc. on August 1, 2022. The Company paid $10.00 in exchange for all of the outstanding capital stock of Click Fish. The transaction was not accounted for in 2021 and is instead being accounted for in 2022. The retrospective presentation of the Company and Click Fish Media, Inc. are presented on a combined basis in our 2021 financials. The Company has revised the disclosures on pages 1, 47, 65, and 86 of the Form S-1/A3 in response to this comment.

Note 6 - Income Taxes, page F-13

8.	We note your response to prior comment 16. If there is no income tax expense (benefit) recognized in your income statement on page F-14, please revise your footnote disclosure to exclude disclosure of components of income tax expense (benefit) for the years ended December 31, 2021 and 2020. In this regard, the net income tax expense (benefit) reflected in your footnote should agree to the net income tax expense (benefit) reflected in your income statement on page F-4.

Response: In response to this comment, the Company advises the Staff that we have removed the disclosure of components of income tax expense (benefit) for the years ended December 31, 2021 and 2020 in Note 7 in its entirety of the Form S-1/A3.

We trust that the above is responsive to your comments. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP